1. Name and Address of Reporting Person
   Daley, Charles L.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   USA Education, Inc. (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              35350            D
Common Stock                                                                              0                I           Family
                                                                                                                       Holdings
Common Stock                                                                              875              I           By
                                                                                                                       Partnership
Phantom Stock Units                                                                       0                D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $60.5    01/15/2001 A         20000        <F1>      01/15/2011 Common  20000    $60.5000   20000    D
(Right to buy)                                                                 Stock
Stock Options  $68.56   02/07/2001 A         20673       02/07/2002 08/13/2007 Common  20673    $68.5600   20673    D
(Right to buy)                                                                 Stock
Stock Options  $81.1    07/25/2001 A         17823       07/25/2002 08/13/2007 Common  17823    $81.1000   17823    D
(Right to buy)                                                                 Stock
Phantom Stock  $0 <F2>  12/31/2001 A         9.519        <F3>       <F3>      Common  9.5193   $0.0000    983      D
Units                                        3                                 Stock            <F2>

Explanation of Responses:

<F1>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $72.60, for five trading days, they also become exercisable on the fifth anniversary of the grant (January 15, 2006).
<F2>
Conversion or Exercise Price of Derivative Security is 1 to 1.
<F3>
Phantom Stock Units accrued under the Director Deferred Compensation Plan are to be settled in the Company's common stock upon the reporting person's separation from service.

SIGNATURE OF REPORTING PERSON
/s/Mary F. Eure (POA)

DATE
02/14/2002